SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)




                  SARATOGA BEVERAGE GROUP, INC.
----------------------------------------------------------------
                        (Name of Issuer)


         Class A Common Stock, par value $.01 per share
----------------------------------------------------------------
                 (Title of Class of Securities)


                            803436104
----------------------------------------------------------------
                         (CUSIP Number)


                         March 28, 2000
----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

             Rule 13d-1(b)
             Rule 13d-1(c)
             Rule 13d-1(d)


CUSIP No. 803436104           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
       ONLY)

       Newcastle Partners, L.P.
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                          (b)
  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
 NUMBER OF      5     SOLE VOTING POWER
  SHARES              0
BENEFICIALL     6     SHARED VOTING POWER
     Y                318,320**
 OWNED BY
   EACH         7     SOLE DISPOSITIVE POWER
 REPORTING            0
PERSON WITH     8     SHARED DISPOSITIVE POWER
                      318,320**
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       318,320**
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.3%**
 12    TYPE OF REPORTING PERSON*

       PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT
          **BUT SEE ITEM 4.


CUSIP No. 803436104           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
       ONLY)

       Mark E. Schwarz
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                          (b)
  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S. Citizen
 NUMBER OF      5     SOLE VOTING POWER
  SHARES              0
BENEFICIALL     6     SHARED VOTING POWER
     Y                318,320**
 OWNED BY
   EACH         7     SOLE DISPOSITIVE POWER
 REPORTING            0
PERSON WITH     8     SHARED DISPOSITIVE POWER
                      318,320**
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       318,320**
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.3%**
 12    TYPE OF REPORTING PERSON*

       IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT
          **BUT SEE ITEM 4.

                               SCHEDULE 13G

           This Schedule 13G relating to the common stock of Saratoga Beverage Group, Inc., a Delaware corporation, is being filed with the Securities and Exchange by Newcastle Partners, L.P. and its general partner, Mark E. Schwarz.

Item 1(a)     Name of Issuer.

                Saratoga Beverage Group, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices.

                1000 American Superior Blvd.
                Winter Haven, Florida 33884

Item 2(a)     Name of Person Filing.

           Newcastle Partners, L.P. ("Newcastle") and Mark E. Schwarz, the sole general partner of Newcastle.

Item 2(b)     Address of Principal Business Office, or, if none, Residence.

                4514 Cole Avenue, Suite 600
                Dallas, Texas  75205

Item 2(c)     Citizenship or Place of Organization.

           Newcastle Partners, L.P. ("Newcastle") is a limited partnership organized under the laws of the State of Texas. Mark E. Schwarz is the sole general partner of Newcastle and is a United States citizen.

Item 2(d)     Title of Class of Securities.

           Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

Item 2(e)     CUSIP Number.

                803436104

Item 3     Reporting Person.

                Inapplicable.

Item 4     Ownership.

           (a) Newcastle and Mark E. Schwarz are the beneficial owners of 318,320 shares of Common Stock.

           (b) Newcastle and Mark E. Schwarz are the beneficial owners of 6.3% of the outstanding shares of Common Stock.

           (c) Newcastle has the sole power to vote and dispose of the 318,320 shares of Common Stock beneficially owned by it. As the sole general partner of Newcastle, Mark E. Schwarz may direct the vote and disposition of the 318,320 shares of Common Stock owned by Newcastle.

Item 5     Ownership of Five Percent or Less of a Class.

                Inapplicable.

Item 6     Ownership of More Than Five Percent on Behalf of Another Person.

                Inapplicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security
            Being Reported On by the Parent Holding Company.

                Inapplicable.

Item 8     Identification and Classification of Members of the Group.

                Inapplicable.

Item 9     Notice of Dissolution of Group.

                Inapplicable.

Item 10     Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit 1

           Joint Filing Agreement dated April 5, 2000 between Newcastle and Mark E. Schwarz.

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:  April 5, 2000

                                 NEWCASTLE PARTNERS, L.P.


                                 By:  /s/ Mark E. Schwarz
                                      --------------------------
                                      Mark E. Schwarz
                                      General Partner



                                  /s/ Mark E. Schwarz
                                 -------------------------------
                                 Mark E. Schwarz


                                 EXHIBIT 1

                          JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $.01 per share, of Saratoga Beverage Group, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

            The  undersigned  further  agree  that  each  party  hereto  is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

           This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

           IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 5, 2000.

                                 NEWCASTLE PARTNERS, L.P.


                                 By:  /s/ Mark E. Schwarz
                                      --------------------------
                                      Mark E. Schwarz
                                      General Partner



                                  /s/ Mark E. Schwarz
                                 -------------------------------
                                 Mark E. Schwarz